Exhibit 23.4

CONSENT OF PERSON NAMED TO BECOME A DIRECTOR

I, Douglas C. Manditch, in accordance with Rule 438 promulgated under the Securities Act of 1933, as amended, hereby consent to being named in this proxy statement/prospectus included in the Registration Statement on Form S-4 filed by Flushing Financial Corporation (“Flushing”) and all amendments or supplements thereto (the “Registration Statement”), as a person who is to become a member of the board of directors of Flushing upon completion of the merger described in the Registration Statement (as contemplated by the Agreement and Plan of Merger, dated as of October 24, 2019, by and among Flushing, Empire Bancorp, Inc. and Lighthouse Acquisition Co., Inc.), and to the filing of this consent as an exhibit to the Registration Statement.

By:	/s/ Douglas C. Manditch
Name:	Douglas C. Manditch
Date:	December 6, 2019